Exhibit 99.13

BLUEPRINT 2000	288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.	(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))
CHFP010
Company Number	00029846

Company Name in full	Wolseley plc

		Day	Month	Year		Day	Month	Year
Appointment form
	Date of appointment	09	11	2007	† Date of Birth
Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.
Notes on completion appear on next page.	Appointment as director		as secretary	x

NAME	* Style / Title	Mr			* Honours etc

	Forename(s)	Richard Ivan

	Surname	Shoylekov

Previous forename(s)					Previous surname(s)

Usual residential address		16 Faroe Road

Post Town		London			Postcode	W14 0EP

County / Region					Country	England

† Nationality					† Business occupation

† Other directorships (additional space next page)

I consent to act as ** director/secretary of the above named company

Consent signature		/s/ XXXXX	Date	9/11/2007

A director, secretary etc. must sign the form below.

*Voluntary details.	Signed	/s/ XXXXX	Date	9/11/2007
†Directors only.
**Please delete as appropriate.		(**a director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Charles Watters, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading, RG7 4GA
Tel
	DX number	DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales	DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh

Company Number		00029846

† Directors only.	† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
– for a married woman, the name by which she was known before marriage need not be given.
– for names not used since the age of 18 or for atleast 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
– dormant
– a parent company which wholly owned the company making the return, or
– another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000